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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 4, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)

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                         GETTY PETROLEUM MARKETING INC.
                           (Name Of Subject Company)

                         GETTY PETROLEUM MARKETING INC.
                       (Name Of Person Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title Of Class Of Securities)

                                  374292 10 0
                     (CUSIP Number Of Class Of Securities)

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                                 LEO LIEBOWITZ
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         GETTY PETROLEUM MARKETING INC.
                              125 JERICHO TURNPIKE
                            JERICHO, NEW YORK 11753
                                 (516) 338-6000

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                    COPY TO:
                            MARC D. BASSEWITZ, ESQ.
                                LATHAM & WATKINS
                       233 SOUTH WACKER DRIVE, SUITE 5800
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-7700

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     REASONS. Paragraph 3 of Item 4 is hereby amended by adding the following sentence at the end of such paragraph:

     ING Barings ultimately distributed the confidential information memorandum to seven prospective investors.

     Paragraph 6 of Item 4 is hereby revised in its entirety as follows:

     As a result of the August 16, 1999 confidential information memorandum distribution, the Company continued discussions with five potential investors in the Company, two of which performed a limited, due diligence review of the Company's financial matters and business operations. None of those discussions resulted in formal proposals.

     The first sentence of paragraph 25 of Item 4 is hereby revised in its entirety as follows:

     On August 8, 2000, after further negotiations, the Company and Lukoil USA entered into the Letter Agreement providing that, for the period of Lukoil USA's diligence review of the Company (45 days with an additional period of up to 45 days under certain circumstances), the Company would not engage in discussions concerning an acquisition proposal with any third party, other than six identified potential acquirors with whom the Company had previously had discussions or others if necessary for the Board to comply with its duties under applicable law.

     The third full paragraph on page 9 of the Schedule 14D-9 is hereby amended by adding the following sentence at the end of such paragraph:

     After extensive negotiations, Getty Properties Corp. and the Lukoil Entities agreed to amend the master leases in order to, among other things, consolidate the existing master leases into a single lease, establish the initial term of the amended master lease as being for fifteen years, provide for the exercise of renewals only on an "all or nothing" basis, modify the rent escalator provisions, amend the use, casualty, condemnation and default and cure provisions, provide credit enhancements in favor of the landlord, establish standards for the abandonment of properties under the amended master lease and for the allocation of environmental risks, and to permit commercial leasehold financing.

     The second through fifth bullet points on page 10 of the Schedule 14D-9 are hereby replaced in their entirety as follows:

     - Current conditions and trends in the petroleum industry in general, and in the gasoline marketing business in particular, were impacting the Company's market valuation. In particular, the Board considered:

          -- the significant competition and consolidation in the industry and market in which the Company operates, the larger size of other participants in the industry and the greater available capital and resources of these other participants as compared to the Company; and

          -- the Company's status as an independent marketer of petroleum products, without refining capacity, while many of the Company's competitors are large vertically integrated oil companies;

     The seventh and eighth bullet points on page 10 and the eighth bullet point on page 11 of the Schedule 14D-9 are hereby replaced in their entirety as follows:

     - The results of the efforts undertaken by the Company's management and ING Barings to solicit indications of interest in making an investment in or the possible acquisition of the Company from third parties other than Purchaser. These efforts resulted in the receipt or solicitation of an indication of interest from approximately 67 entities. The Company's public disclosure seven months before the Merger Agreement was signed that the Company was considering strategic alternatives resulted in Lukoil USA making the most attractive offer, and did not result in a superior offer from any other entity;
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     - The financial and valuation analyses presented to the Board by ING
       Barings, including:

        -- market prices and financial data relating to other companies engaged in businesses considered comparable to the Company;

        -- prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

        -- premiums paid in all-cash acquisition transactions for targets of similar size to the Company since January 2000;

        -- a discounted cash flow valuation of the Company based on its financial projections through its fiscal year 2005; and

        -- a hypothetical leveraged buyout valuation of the Company.

          These analyses established 16 reference ranges of value for the Board's consideration. The Board noted that LUKOIL's offer price of $5.00 per was higher than the top end of five reference ranges, fell at the high end of five reference ranges, fell within another five reference ranges and was lower than the low end of only one reference range;
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                                    ANNEX A

     The third full paragraph on page A-1 of Annex A to the Schedule 14D-9 is replaced in its entirety as follows:

     The information contained in this Information Statement (including information listed in Schedule I to the Offer to Purchase) concerning LUKOIL, Lukoil International, Lukoil Americas, Purchaser and the Designees has been furnished to the Company by Lukoil Americas and Purchaser.
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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2000

                                          GETTY PETROLEUM MARKETING INC.

                                          By: /s/ LEO LIEBOWITZ
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                                            Leo Liebowitz
                                            Chairman and Chief Executive Officer